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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3/A
(Amendment No. 4)

(RULE 13e-100)
TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

INSIGHT COMMUNICATIONS COMPANY, INC.
(Name of Issuer)

INSIGHT COMMUNICATIONS COMPANY, INC.
INSIGHT ACQUISITION CORP.
CONTINUING INVESTOR HOLDING COMPANY, LLC
CARLYLE PARTNERS III TELECOMMUNICATIONS, L.P.
CARLYLE PARTNERS IV TELECOMMUNICATIONS, L.P.
SIDNEY R. KNAFEL
MICHAEL S. WILLNER
THOMAS L. KEMPNER
JAMES S. MARCUS
ANDREW G. KNAFEL
ANDREW G. KNAFEL, AS TRUSTEE UNDER TRUSTS F/B/O ANDREW G. KNAFEL DATED SEPTEMBER 13, 1978, DOUGLAS R. KNAFEL DATED SEPTEMBER 13, 1978, ANDREW G. & DOUGLAS R. KNAFEL DATED JULY 16, 1976 AND DOUGLAS R. KNAFEL DATED NOVEMBER 6, 1983
JOHN ABBOT
ELLIOT BRECHER
PAMELA EULER HALLING
MARY E. RHODES
DANIEL MANNINO
CHARLES E. DIETZ
ELIZABETH M. GRIER
HEATHER WRIGHT
(Names of Person(s) Filing Statement)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

45768V108
(CUSIP Number of Class of Securities)

Elliot Brecher, Esq.
Insight Communications Company, Inc.
810 7th Avenue
New York, NY 10019
Telephone: (917) 286-2300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

J. Kevin Mills, Esq. Thomas D. Twedt, Esq. Dow, Lohnes & Albertson, PLLC 1200 New Hampshire Avenue, N.W. Washington, D.C. 20036 Telephone: (202) 776-2000	Stephen F. Arcano, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 Telephone (212) 735-3000
Joseph H. Schmitt, Esq. Sonnenschein Nath & Rosenthal LLP 1221 Avenue of the Americas New York, NY 10020 Telephone (212) 768-6700	Jeffrey J. Rosen, Esq. Debevoise & Plimpton LLP 919 Third Avenue New York, NY 10022 Telephone: (212) 909-6000

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐

Check the following box is the filing is a final amendment reporting the results of the transaction ☐.

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$718,116,202.75	$84,522.28

*
The filing fee was determined based upon the sum of (a) the product of 60,273,045 shares of Insight Class A Common Stock (based on the 51,783,591 shares of Class A Common Stock outstanding as of July 31, 2005 and giving effect to the conversion of all 8,489,454 shares of Class B Common Stock outstanding as of July 31, 2005) that are proposed to be canceled in connection with the merger and $11.75, plus (b) $9,907,924.00 expected to be paid upon the cancellation of outstanding options having an exercise price less than $11.75 (the "Total Consideration"). In all cases the shares have been valued at $11.75 per share. In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, the filing fee was determined by multiplying 0.00011770 by the Total Consideration.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$84,522.28
Filing Party:	Insight Communications Company, Inc.
Form or registration No.:	Schedule 14A
Date Filed:	August 19, 2005

INTRODUCTION

        This Amendment No. 4 (this "Amendment") to the Transaction Statement on Schedule 13E-3 filed on August 19, 2005 (the "Original Schedule 13E-3") as amended by Amendment No. 1 to Schedule 13E-3 filed on September 29, 2005 ("Amendment No. 1 to Schedule 13E-3"), Amendment No. 2 to Schedule 13E-3 filed on October 26, 2005 ("Amendment No. 2 to Schedule 13E-3") and Amendment No. 3 to Schedule 13E-3 filed on November 10, 2005 ("Amendment No. 3 to Schedule 13E-3 and collectively with the Original Schedule 13E-3, Amendment No. 1 to Schedule 13E-3, Amendment No. 2 to Schedule 13E-3 and this Amendment, this "Schedule 13E-3") is being filed jointly by: (i) Insight Communications Company, Inc., a Delaware corporation ("Insight"); (ii) Insight Acquisition Corp., a Delaware corporation ("Acquisition"); (iii) Carlyle Partners III Telecommunications, L.P. and Carlyle Partners IV Telecommunications, L.P (together, the "Primary Funds"); and (iv) Continuing Investor Holding Company, LLC, a Delaware limited liability company ("Holdco"), Sidney Knafel, Michael Willner, James Marcus, Thomas Kempner, Andrew Knafel and certain trusts for the benefit of Sidney Knafel's children, John Abbot, Elliot Brecher, Pamela Euler Halling, Mary E. Rhodes, Daniel Mannino, Charles E. Dietz, Elizabeth M. Grier and Heather Wright (collectively, the "Affiliated Continuing Investors"), in connection with the Agreement and Plan of Merger, dated as of July 28, 2005, as amended from time to time, between Insight and Acquisition. Insight, Acquisition, the Primary Funds and the Affiliated Continuing Investors are referred to herein as the "Filing Persons." If the merger agreement, a proposal to amend Insight's certificate of incorporation to make Section 5.6 thereof inapplicable to the merger and the transactions contemplated by the merger agreement are approved by Insight's stockholders, Acquisition will merge with and into Insight, with Insight continuing as the surviving corporation. Immediately prior to the merger, the Affiliated Continuing Investors and certain other Insight stockholders will exchange all or a portion of their shares of Insight common stock, either directly or indirectly, for equity interests in Acquisition. In the merger, each outstanding share of Insight Class A common stock (other than shares held by Acquisition and stockholders who have perfected their dissenters' rights under Delaware law) will be converted into the right to receive the merger consideration of $11.75 per share in cash, without interest. In the merger, each outstanding option to purchase Insight common stock granted under Insight's stock option plan will be canceled. In exchange for such cancellation, option holders will receive in respect of each option a cash payment equal to the excess of $11.75 over the per share exercise price of such option for each share of Insight common stock covered by such option.

        Concurrently with the filing of this Amendment, Insight is filing under Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a definitive proxy statement, which supersedes and replaces in its entirety the amended preliminary proxy statement filed on November 10, 2005 and referenced in Amendment No. 3 to Schedule 13E-3 (such definitive proxy statement is referred to as the "Proxy Statement"), pursuant to which the Insight board of directors will be soliciting proxies from stockholders of Insight in connection with the merger. The information set forth in the Proxy Statement, including all annexes thereto, is hereby incorporated herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto.

        All information in, or incorporated by reference in, this Schedule 13E-3 and/or the Proxy Statement concerning Insight has been supplied by Insight. All information in this Schedule 13E-3 and/or the Proxy Statement concerning Acquisition has been supplied by Acquisition. The information contained in this Schedule 13E-3 and/or the Proxy Statement concerning each Filing Person other than Insight and Acquisition was supplied by each such Filing Person and no other Filing Person, including Insight and Acquisition, takes responsibility for the accuracy of any information not supplied by such Filing Person.

Item 1.    Summary Term Sheet

        The information set forth under the caption "Summary Term Sheet" in the Proxy Statement is incorporated herein by reference.

Item 2.    Subject Company Information

(a)
The name of the subject company is Insight Communications Company, Inc., a Delaware corporation. Insight's executive offices are located at 810 7th Avenue, New York, New York 10019, telephone, (917) 286-2300.

(b)	The class of securities to which this Schedule 13E-3 relates is the Class A common stock, par value $0.01 per share, of which 51,783,591 shares were issued and outstanding as of July 31, 2005.
(c)–(d)	The information set forth under the caption "Common Stock Market Price and Dividend Information" in the Proxy Statement is incorporated herein by reference.
(e)–(f)	The information set forth under the caption "Certain Purchases and Sales of Insight Common Stock" in the Proxy Statement is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person

(a)–(b)
The information set forth under the captions "Information Concerning Insight," "Directors and Executive Officers of Insight," "Information Concerning Insight Acquisition Corp." and "Directors and Executive Officers of Insight Acquisition Corp." in the Proxy Statement is incorporated herein by reference.

Holdco, is a Delaware limited liability company formed by Sidney Knafel and Michael Willner for the sole purpose of holding Series C Non-Voting Preferred Stock of the Surviving Corporation on behalf of certain Insight stockholders. Holdco's address is c/o SRK Management Company, 810 7th Avenue, New York, New York 10019, and its telephone number at that address is (212) 371-0900. Holdco has not conducted any other business activities. Sidney Knafel and Michael Willner are the managers of Holdco. For information about Sidney Knafel and Michael Willner, see Item 3(c) below. During the past five years, none of Holdco, Sidney Knafel or Michael Willner has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

Each of the Primary Funds, CP III Coinvestment L.P. and CP IV Coinvestment, L.P. is an investment fund engaged in the business of making, holding and disposing of investments. Each of TC Group III, L.P. and TC Group IV L.P. is a management and investment entity engaged in the business of serving as the general partner of affiliated investment funds. Each of TC Group III L.L.C. and TC Group IV, L.L.C. is a management and investment entity engaged in the business of serving as the general partner of TC Group III, L.P. and TC Group IV L.P., respectively.

(c)
Set forth below are the names, the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each of the Affiliated Continuing Investors (other than Holdco). During the past five years, none of the persons or entities described below has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. Each person identified below is a United States citizen.
Name	Business Address	Employment History
Sidney R. Knafel	SRK Management Co. 810 7th Avenue New York, New York 10019
Mr. Knafel has been Chairman of the Board of Insight since 1985. He was the founder, Chairman and an equity holder of Vision Cable Communications, Inc. from 1971 until its sale in 1981. Mr. Knafel is presently the managing partner of SRK Management Company, a private investment company.
Andrew G. Knafel, as trustee under Trusts F/B/O Knafel Children	c/o Insight Communications Company, Inc. 810 7th Avenue New York, New York 10019	N/A
Michael S. Willner	Insight Communications Company, Inc. 810 7th Avenue New York, New York 10019
Mr. Willner has served as Chief Executive Officer of Insight since 1985. Mr. Willner has also served as Vice Chairman of Insight since August 2002, served as President of Insight from 1985 to August 2002 and reassumed the position of President in August 2003. Mr. Willner served as Executive Vice President and Chief Operating Officer of Vision Cable from 1979 through 1985.
Thomas L. Kempner	Loeb Partners Corporation 61 Broadway New York, New York 10006
Mr. Kempner has served as a director of Insight since July 1999. Mr. Kempner serves as Chairman of the compensation committee and as a member of the audit and nominating committees of Insight's board of directors. Mr. Kempner has been Chairman and Chief Executive Officer of Loeb Partners Corporation, investment bankers, and its predecessors since February 1978.
James S. Marcus	c/o Insight Communications Company, Inc. 810 7th Avenue New York, New York 10019
Mr. Marcus has been a director of Insight since July 1999. Mr. Marcus serves as Chairman of the audit committee and as a member of the compensation and nominating committees of Insight's board of directors. Mr. Marcus is a retired partner of The Goldman Sachs Group, L.P. (predecessor of The Goldman Sachs Group, Inc.), investment bankers.
Andrew G. Knafel	Clear Brook Farm 123 Dexter Road Shaftsbury, VT 05262	Mr. Knafel has been a farmer for the past five years.
John Abbot	c/o Insight Communications Company, Inc. 810 7th Avenue New York, New York 10019
Mr. Abbot has served as Senior Vice President and Chief Financial Officer of Insight since January 2004. From January 1995 to January 2004, Mr. Abbot served in a number of roles at Morgan Stanley, most recently as Managing Director in the Global Media and Communications Group of its Investment Banking Division. Prior to joining Morgan Stanley, Mr. Abbot worked at Goldman, Sachs & Co.
Elliot Brecher	c/o Insight Communications Company, Inc. 810 7th Avenue New York, New York 10019
Mr. Brecher has served as Senior Vice President and General Counsel of Insight since January 2000. Previously, he was associated with the law firm Cooperman Levitt Winikoff Lester & Newman, P.C., until July 2000 when it merged with Sonnenschein Nath & Rosenthal LLP. He joined that firm in February 1994 and served as a partner from January 1996 until joining Insight. Prior to that, he was an associate of the law firm Rosenman & Colin from October 1988.

Pamela Euler Halling	c/o Insight Communications Company, Inc. 810 7th Avenue New York, New York 10019	Ms. Halling is the Senior Vice President, Marketing and Programming of Insight. Ms. Halling joined Insight as Vice President, Marketing in 1988.
Mary E. Rhodes	c/o Insight Communications Company, Inc. 810 7th Avenue New York, New York 10019
Ms. Rhodes is the Senior Vice President, Training of Insight. Ms. Rhodes joined Insight in 1986 and became Vice President, Customer Service Administration in 1996, Senior Vice President, Customer Service Administration in 2000 and Senior Vice President, IT and Central Support in 2004.
Daniel Mannino	c/o Insight Communications Company, Inc. 810 7th Avenue New York, New York 10019	Mr. Mannino is the Senior Vice President and Controller of Insight. Mr. Mannino joined Insight as Controller in 1989 and became Vice President and Controller in 1991 and Senior Vice President in 1999.
Charles E. Dietz	c/o Insight Communications Company, Inc. 810 7th Avenue New York, New York 10019
Mr. Dietz is the Senior Vice President and Chief Technology Officer of Insight. Mr. Dietz joined Insight as Senior Vice President, Engineering in 1996 and became Chief Technology Officer in December 2001.
Elizabeth M. Grier	c/o Insight Communications Company, Inc. 810 7th Avenue New York, New York 10019	Ms. Grier is the Vice President, Administration of Insight. Ms. Grier joined Insight in 1989 and became Vice President of Administration in May of 1994.
Heather Wright	c/o Insight Communications Company, Inc. 810 7th Avenue New York, New York 10019
Ms. Wright is the Vice President, Consumer Marketing and Brand Strategy of Insight. Ms. Wright joined Insight in 1997 as the Director of Strategic Marketing and became Vice President of Strategic Marketing in 1999, subsequently becoming Vice President, Consumer Marketing and Brand Strategy.

Item 4.    Terms of the Transaction

(a)(1)	Not applicable.
(a)(2)(i)	The information set forth under the captions "Summary Term Sheet," "Special Factors," "The Special Meeting" and "The Merger Agreement" in the Proxy Statement is incorporated herein by reference.
(a)(2)(ii)	The information set forth under the caption "Special Factors—Structure and Steps of the Merger" in the Proxy Statement is incorporated herein by reference.
(a)(2)(iii)
The information set forth under the captions "Special Factors—Background of the Merger," "Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger," "Special Factors—Opinions of Financial Advisors," "Special Factors—Purpose of the Merger; Reasons for the Merger" and "Special Factors—Position of Acquisition, the Primary Funds and the Affiliated Continuing Investors as to the Fairness of the Merger" in the Proxy Statement is incorporated herein by reference.
(a)(2)(iv)
The information set forth under the captions "Summary Term Sheet—Required Vote" and "The Special Meeting—Vote Required; How Shares are Voted" in the Proxy Statement is incorporated herein by reference.
(a)(2)(v)
The information set forth under the captions "Summary Term Sheet—Effects of the Merger," "Summary Term Sheet—Interests of Certain Persons in the Merger," "Special Factors—Structure and Steps of the Merger," Special Factors—Effects of the Merger" and "Special Factors—Interests of Certain Persons in the Merger" in the Proxy Statement is incorporated herein by reference.
(a)(2)(vi)	The information set forth under the caption "Special Factors—Accounting Treatment of the Merger" in the Proxy Statement is incorporated herein by reference.

(a)(2)(vii)
The information set forth under the captions "Summary Term Sheet—Tax Consequences" and "Special Factors—Material United States Federal Income Tax Considerations" in the Proxy Statement is incorporated herein by reference.
(c)
The information set forth under the captions "Special Factors—Structure and Steps of the Merger," "Special Factors—Effects of the Merger" and "Special Factors—Interests of Certain Persons in the Merger" in the Proxy Statement is incorporated herein by reference.
(d)	The information set forth under the captions "Summary Term Sheet—Appraisal Rights" and "Special Factors—Appraisal Rights of Stockholders" in the Proxy Statement is incorporated herein by reference.
(e)	The information set forth under the caption "Special Factors—Provisions for Unaffiliated Security Holders" in the Proxy Statement is incorporated herein by reference.
(f)	Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements

(a)	None.
(b)–(c)
The information set forth under the captions "Summary Term Sheet—Interests of Certain Persons in the Merger," "Special Factors—Structure and Steps of the Merger," "Special Factors—Effects of the Merger," "Special Factors—Background of the Merger," "Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger," "Special Factors—Purpose of the Merger; Reasons for the Merger," "Special Factors—Position of Acquisition, the Primary Funds and the Affiliated Continuing Investors as to the Fairness of the Merger," "Special Factors—Presentation of Morgan Stanley and Stephens" and "Special Factors—Interests of Certain Persons in the Merger—Continuing Investors' Investment in Insight" in the Proxy Statement is incorporated herein by reference.

Item 6.    Purpose of the Transaction and Plans or Proposals

(b)
The information set forth under the captions "Summary Term Sheet—Effects of the Merger," "Special Factors—Structure and Steps of the Merger," "Special Factors—Effects of the Merger" and "Special Factors—Interests of Certain Persons in the Merger—Continuing Investors' Investment in Insight" in the Proxy Statement is incorporated herein by reference.
(c)(1)–(8)
The information set forth under the captions "Special Factors—Structure and Steps of the Merger," "Special Factors—Effects of the Merger," "Special Factors—Background of the Merger" and "The Merger Agreement" in the Proxy Statement is incorporated herein by reference.

Item 7.    Purposes, Alternatives, Reasons and Effects

(a)
The information set forth under the captions "Summary Term Sheet—Effects of the Merger," "Summary Term Sheet—Interests of Certain Persons in the Merger," "Special Factors—Effects of the Merger," "Special Factors—Background of the Merger," "Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger," "Special Factors—Purpose of the Merger; Reasons for the Merger," "Special Factors—Position of Acquisition, the Primary Funds and the Affiliated Continuing Investors as to the Fairness of the Merger" and "Special Factors—Interests of Certain Persons in the Merger" in the Proxy Statement is incorporated herein by reference.

(b)
The information set forth under the captions "Summary Term Sheet—Effects of the Merger," "Special Factors—Effects of the Merger," "Special Factors—Background of the Merger," "Special Factors—Purpose of the Merger; Reasons for the Merger," "Special Factors—Position of Acquisition, the Primary Funds and the Affiliated Continuing Investors as to the Fairness of the Merger" and "Special Factors—Interests of Certain Persons in the Merger" in the Proxy Statement is incorporated herein by reference.
(c)
The information set forth under the captions "Summary Term Sheet—Continuing Investors," "Summary Term Sheet—Effects of the Merger," "Special Factors—Background of the Merger," "Special Factors—Purpose of the Merger; Reasons for the Merger," "Special Factors—Position of Acquisition, the Primary Funds and the Affiliated Continuing Investors as to the Fairness of the Merger" and "Special Factors—Interests of Certain Persons in the Merger—Continuing Investors' Investment in Insight" in the Proxy Statement is incorporated herein by reference.
(d)
The information set forth under the captions "Summary Term Sheet—Effects of the Merger," "Special Factors—Structure and Steps of the Merger," "Special Factors—Effects of the Merger," "Special Factors—Background of the Merger," "Special Factors—Purpose of the Merger; Reasons for the Merger," "Special Factors—Position of Acquisition, the Primary Funds and the Affiliated Continuing Investors as to the Fairness of the Merger," "Special Factors—Interests of Certain Persons in the Merger" and "Special Factors—Interests of Certain Persons in the Merger—Continuing Investors' Investment in Insight" in the Proxy Statement is incorporated herein by reference.

Item 8.    Fairness of the Transaction

(a)–(b)
The information set forth under the captions "Summary Term Sheet—Recommendations," "Summary Term Sheet—Opinions of Financial Advisors," "Special Factors—Effects of the Merger," "Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger," "Special Factors—Opinions of Financial Advisors," "Special Factors—Purpose of the Merger; Reasons for the Merger," "Special Factors—Position of Acquisition, the Primary Funds and the Affiliated Continuing Investors as to the Fairness of the Merger" and "Special Factors—Interests of Certain Persons in the Merger" in the Proxy Statement is incorporated herein by reference.
(c)
The information set forth under the captions "Summary Term Sheet—Required Vote," "Summary Term Sheet—What We Need to do to Complete the Merger" and "The Special Meeting—Vote Required; How Shares are Voted" in the Proxy Statement is incorporated herein by reference.
(d)
The information set forth under the captions "Summary Term Sheet—Opinions of Financial Advisors," "Special Factors—Effects of the Merger," "Special Factors—Background of the Merger," "Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger," "Special Factors—Opinions of Financial Advisors," "Special Factors—Purpose of the Merger; Reasons for the Merger," "Special Factors—Position of Acquisition, the Primary Funds and the Affiliated Continuing Investors as to the Fairness of the Merger" and "Special Factors—Interests of Certain Persons in the Merger" in the Proxy Statement is incorporated herein by reference.
(e)
The information set forth under the captions "Summary Term Sheet—Recommendations," "Special Factors—Background of the Merger," "Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger," "Special Factors—Purpose of the Merger; Reasons for the Merger," "Special Factors—Position of Acquisition, the Primary Funds and the Affiliated Continuing Investors as to the Fairness of the Merger" and "Special Factors—Interests of Certain Persons in the Merger" in the Proxy Statement is incorporated herein by reference.
(f)	The information set forth under the caption "Special Factors—Background of the Merger" in the Proxy Statement is incorporated herein by reference.

Item 9.    Reports, Opinions, Appraisals and Certain Negotiations

(a)–(c)
The information set forth under the captions "Summary Term Sheet—Opinions of Financial Advisors," "Special Factors—Effects of the Merger," "Special Factors—Background of the Merger," "Special Factors—Opinions of Financial Advisors, " "Special Factors—Presentation of Morgan Stanley and Stephens" and "Special Factors—Estimated Fees and Expenses" in the Proxy Statement is incorporated herein by reference. The written opinions of Citigroup Global Markets Inc. and Evercore Partners, each dated July 28, 2005, are attached to the Proxy Statement as Annex C and Annex D, respectively, and are incorporated herein by reference.

Item 10.    Source and Amount of Funds or Other Consideration

(a)–(b)	The information set forth under the caption "Special Factors—Financing of the Merger" in the Proxy Statement is incorporated herein by reference.
(c)
The information set forth under the captions "Summary Term Sheet—Expenses and Termination Fee," "Special Factors—Estimated Fees and Expenses" and "The Merger Agreement—Termination Fee and Expenses" in the Proxy Statement is incorporated herein by reference.
(d)	Not applicable.

Item 11.    Interest in Securities of the Subject Company

(a)–(b)
The information set forth under the captions "Special Factors—Effects of the Merger on Insight's Net Book Value and Net Loss," "Special Factors—Interests of Certain Persons in the Merger—Continuing Investors' Investment in Insight," "Security Ownership of Certain Beneficial Owners and Management" and "Certain Purchases and Sales of Insight Common Stock" in the Proxy Statement is incorporated herein by reference.

Item 12.    Solicitation or Recommendation

(d)–(e)
The information set forth under the captions "Summary Term Sheet—Recommendations," "The Special Meeting—Vote Required; How Shares Are Voted," "Special Factors—Structure and Steps of the Merger," "Special Factors—Background of the Merger," "Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger," "Special Factors—Position of Acquisition, the Primary Funds and the Affiliated Continuing Investors as to the Fairness of the Merger" and "Special Factors—Interests of Certain Persons in the Merger—Interests of Certain Persons in the Merger" in the Proxy Statement is incorporated herein by reference.

Item 13.    Financial Information

(a)
The information set forth under the captions "Selected Historical Consolidated Financial Data," "Summary Selected Pro Forma Combined Financial Data" and "Special Factors—Effects of the Merger on Insight's Net Book Value and Net Loss" in the Proxy Statement is incorporated herein by reference. Insight's Annual Report on Form 10-K for the year ended December 31, 2004 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 are each incorporated herein by reference.
(b)	The pro-forma financial information required by this Item is attached hereto as Exhibit (a)(5) and incorporated herein by reference.

Item 14.    Persons/Assets, Retained, Employed, Compensated or Used

(a)–(b)
The information set forth under the captions "Questions and Answers About the Merger—Who can Help Answer My Questions," "The Special Meeting—Who to Call for Assistance," "The Special Meeting—Proxy Solicitation" and "Special Factors—Estimated Fees and Expenses" in the Proxy Statement is incorporated herein by reference.

Item 15.    Additional Information

(b)	The information set forth in the Proxy Statement and annexes thereto is incorporated herein by reference.

Item 16.    Exhibits

Exhibit No.	Description
(a)(1)	Definitive Proxy Statement of Insight Communications Company, Inc., filed with the Securities and Exchange Commission on November 17, 2005.
(a)(2)	Form of Proxy Card (incorporated by reference to Appendix I of the definitive proxy statement filed Insight Communications Company, Inc. on November 17, 2005).
(a)(3)	Press release, dated July 29, 2005 (incorporated by reference to Exhibit 99.1 to Insight's Form 8-K, dated July 28, 2005 and filed July 29, 2005).
(a)(4)*	Memorandum of Understanding, dated as of July 28, 2005.
(a)(5)	Insight Communications Company, Inc. Unaudited Pro Forma Combined Financial Information.
(c)(1)
Opinion of Citigroup Global Markets Inc. to the Special Committee of the Board of Directors of Insight Communications Company, Inc., dated July 28, 2005 (included as Annex C of the Proxy Statement filed herewith as Exhibit (a)(1) ).
(c)(2)**	Opinion of Evercore Partners to the Special Committee of the Board of Directors of Insight, dated July 28, 2005 (included as Annex D of the Proxy Statement filed herewith as Exhibit (a)(1)).
(c)(3)**	Materials presented by Citigroup and Evercore to the Special Committee of the Board of Directors of Insight on May 4, 2005.
(c)(4)**	Materials presented by Citigroup and Evercore to the Special Committee of the Board of Directors of Insight on June 20, 2005.
(c)(5)**	Materials presented by Citigroup and Evercore to the Special Committee of the Board of Directors of Insight on July 28, 2005.
(c)(6)**	Materials presented by Morgan Stanley & Co. Incorporated and Stephens at the April 27, 2005 meeting of the Special Committee of the Board of Directors of Insight.
(d)(1)
Agreement and Plan of Merger, dated as of July 28, 2005, between Insight Communications Company, Inc. and Insight Acquisition Corp. (included as Annex A of the Proxy Statement filed herewith as Exhibit (a)(1)).
(d)(2)****
Amended and Restated Exchange Agreement, dated as of November 10, 2005, by and among Insight Acquisition Corp., Insight Communications Company, Inc., Sidney R. Knafel, Michael S. Willner, Carlyle Partners III Telecommunications, L.P., Carlyle Partners IV Telecommunications, L.P., CP III Coinvestment, L.P. and CP IV Coinvestment, L.P. and certain Insight stockholders named therein.
(d)(3)
Form of Amended and Restated Certificate of Incorporation of Insight Communications Company, Inc. (incorporated by reference to Exhibit 7.04 to the Schedule 13D/A filed with the Securities and Exchange Commission by Sidney R. Knafel, et. al. on July 29, 2005 with respect to the merger).

(d)(4)
Principals' Agreement, dated as of July 28, 2005, by and among Sidney R. Knafel, Michael S. Willner, Carlyle Partners III Telecommunications, L.P., Carlyle Partners IV Telecommunications, L.P., CP III Coinvestment, L.P. and CP IV Coinvestment, L.P. (incorporated by reference to Exhibit 7.05 to the Schedule 13D/A filed with the Securities and Exchange Commission by Sidney R. Knafel, et. al. on July 29, 2005 with respect to the merger).
(d)(5)
Voting Agreement, dated as of July 28, 2005, by and between Insight Acquisition Corp. and the Insight stockholders named therein (incorporated by reference to Exhibit 7.06 to the Schedule 13D/A filed with the Securities and Exchange Commission by Sidney R. Knafel, et. al. on July 29, 2005 with respect to the merger).
(d)(6)
Guaranty, dated as of July 28, 2005, by and among Insight Communications Company, Inc., Carlyle Partners III Telecommunications, L.P. and Carlyle Partners IV Telecommunications, L.P. (incorporated by reference to Exhibit 10.2 to Insight's Form 8-K, dated July 28, 2005 and filed August 3, 2005).
(d)(7)
First Amendment to Principals' Agreement, dated as of November 14, 2005, by and among Sidney R. Knafel, Michael S. Willner, Carlyle Partners III Telecommunications, L.P., Carlyle Partners IV Telecommunications, L.P., CP III Coinvestment, L.P. and CP IV Coinvestment, L.P.
(d)(8)***	Power of Attorney, dated October 3, 2005, by Thomas Kempner in favor of Sidney Knafel and Michael Willner.
(d)(9)***	Power of Attorney, dated October 3, 2004, by James Marcus in favor of Sidney Knafel and Michael Willner.
(f)	Section 262 of the Delaware General Corporation Law (included as Annex B of the Proxy Statement filed herewith as Exhibit (a)(1)).
(g)	None.

*
Previously filed with the Original 13E-3 on August 19, 2005 and incorporated herein by reference.

**
Previously filed with Amendment No. 1 to Schedule 13E-3 and incorporated herein by reference.

***
Previously filed with Amendment No. 2 to Schedule 13E-3 and incorporated herein by reference.

****
Previously filed with Amendment No. 3 to Schedule 13E-3 and incorporated herein by reference.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INSIGHT COMMUNICATIONS COMPANY, INC.
/S/ SIDNEY R. KNAFEL Name: Sidney R. Knafel Title: Chairman
INSIGHT ACQUISITION CORP.
/S/ WILLIAM E. KENNARD Name: William E. Kennard Title: President
CONTINUING INVESTOR HOLDING COMPANY, LLC
/S/ SIDNEY R. KNAFEL Name: Sidney R. Knafel Title: Manager
CARLYLE PARTNERS III TELECOMMUNICATIONS, L.P.
By: TC Group III, L.P., its General Partner
/s/ WILLIAM E. KENNARD Name: William E. Kennard Title: Managing Director
CARLYLE PARTNERS IV TELECOMMUNICATIONS, L.P.
By: TC Group IV, L.P., its General Partner
/s/ WILLIAM E. KENNARD Name: William E. Kennard Title: Managing Director
/s/ SIDNEY R. KNAFEL Name: Sidney R. Knafel
/s/ MICHAEL S. WILLNER Name: Michael S. Willner

* Name: Thomas L. Kempner
* Name: James S. Marcus
/s/ ANDREW G. KNAFEL Name: Andrew G. Knafel

/s/  ANDREW G. KNAFEL
Andrew G. Knafel, as Trustee under Trust F/B/O Andrew G. Knafel dated September 13, 1978, Trust F/B/O Douglas R. Knafel dated September 13, 1978, Trust F/B/O Andrew G. & Douglas R. Knafel dated July 16, 1976,
Trust F/B/O Douglas R. Knafel dated November 6, 1983
/s/ JOHN ABBOT John Abbot
/s/ ELLIOT BRECHER Elliot Brecher
* Pamela Euler Halling
* Mary E. Rhodes
* Daniel Mannino
* Charles E. Dietz
* Elizabeth M. Grier
* Heather Wright
* Power of Attorney

Michael S. Willner, by signing his name hereto, does sign this document on behalf of each of the persons indicated above for whom they are attorneys-in-fact pursuant to a power of attorney duly executed by such person and filed with the Securities and Exchange Commission.
/s/ MICHAEL S. WILLNER Michael S. Willner Attorney-In-Fact

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)	Definitive Proxy Statement of Insight Communications Company, Inc., filed with the Securities and Exchange Commission on November 17, 2005.
(a)(2)	Form of Proxy Card (incorporated by reference to Appendix I of the definitive proxy statement filed by Insight Communications Company, Inc. on November 17, 2005).
(a)(3)	Press release, dated July 29, 2005 (incorporated by reference to Exhibit 99.1 to Insight's Form 8-K, dated July 28, 2005 and filed July 29, 2005).
(a)(4)*	Memorandum of Understanding, dated as of July 28, 2005.
(a)(5)	Insight Communications Company, Inc. Unaudited Pro Forma Combined Financial Information.
(c)(1)
Opinion of Citigroup Global Markets Inc. to the Special Committee of the Board of Directors of Insight
Communications Company, Inc., dated July 28, 2005 (included as Annex C of the Proxy Statement filed herewith as Exhibit (a)(1)).
(c)(2)**	Opinion of Evercore Partners to the Special Committee of the Board of Directors of Insight, dated July 28, 2005 (included as Annex D of the Proxy Statement filed herewith as Exhibit (a)(1)).
(c)(3)**	Materials presented by Citigroup and Evercore to the Special Committee of the Board of Directors of Insight on May 4, 2005.
(c)(4)**	Materials presented by Citigroup and Evercore to the Special Committee of the Board of Directors of Insight on June 20, 2005.
(c)(5)**	Materials presented by Citigroup and Evercore to the Special Committee of the Board of Directors of Insight on July 28, 2005.
(c)(6)**	Materials presented by Morgan Stanley & Co. Incorporated and Stephens at the April 27, 2005 meeting of the Special Committee of the Board of Directors of Insight.
(d)(1)
Agreement and Plan of Merger, dated as of July 28, 2005, between Insight Communications Company, Inc. and Insight Acquisition Corp. (included as Annex A of the Proxy Statement filed herewith as Exhibit (a)(1)).
(d)(2)****
Amended and Restated Exchange Agreement, dated as of November 10, 2005, by and among Insight Acquisition Corp., Insight Communications Company, Inc., Sidney R. Knafel, Michael S. Willner, Carlyle Partners III Telecommunications, L.P., Carlyle Partners IV Telecommunications, L.P., CP III Coinvestment, L.P. and CP IV Coinvestment, L.P. and certain Insight stockholders named therein.
(d)(3)
Form of Amended and Restated Certificate of Incorporation of Insight Communications Company, Inc. (incorporated by reference to Exhibit 7.04 to the Schedule 13D/A filed with the Securities and Exchange Commission by Sidney R. Knafel, et. al. on July 29, 2005 with respect to the merger).
(d)(4)
Principals' Agreement, dated as of July 28, 2005, by and among Sidney R. Knafel, Michael S. Willner, Carlyle Partners III Telecommunications, L.P., Carlyle Partners IV Telecommunications, L.P., CP III Coinvestment, L.P. and CP IV Coinvestment, L.P. (incorporated by reference to Exhibit 7.05 to the Schedule 13D/A filed with the Securities and Exchange Commission by Sidney R. Knafel, et. al. on July 29, 2005 with respect to the merger).

(d)(5)
Voting Agreement, dated as of July 28, 2005, by and between Insight Acquisition Corp. and the Insight stockholders named therein (incorporated by reference to Exhibit 7.06 to the Schedule 13D/A filed with the Securities and Exchange Commission by Sidney R. Knafel, et. al. on July 29, 2005 with respect to the merger).
(d)(6)
Guaranty, dated as of July 28, 2005, by and among Insight Communications Company, Inc., Carlyle Partners III Telecommunications, L.P. and Carlyle Partners IV Telecommunications, L.P. (incorporated by reference to Exhibit 10.2 to Insight's Form 8-K, dated July 28, 2005 and filed August 3, 2005).
(d)(7)
First Amendment to Principals' Agreement, dated as of November 14, 2005, by and among Sidney R. Knafel, Michael S. Willner, Carlyle Partners III Telecommunications, L.P., Carlyle Partners IV Telecommunications, L.P., CP III Coinvestment, L.P. and CP IV Coinvestment, L.P.
(d)(8)***	Power of Attorney, dated October 3, 2005, by Thomas Kempner in favor of Sidney Knafel and Michael Willner.
(d)(9)***	Power of Attorney, dated October 3, 2004, by James Marcus in favor of Sidney Knafel and Michael Willner.
(f)	Section 262 of the Delaware General Corporation Law (included as Annex B of the Proxy Statement filed herewith as Exhibit (a)(1)).
(g)	None.

*
Previously filed with the Original 13E-3 on August 19, 2005 and incorporated herein by reference.

**
Previously filed with Amendment No. 1 to Schedule 13E-3 and incorporated herein by reference.

***
Previously filed with Amendment No. 2 to Schedule 13E-3 and incorporated herein by reference.

****
Previously filed with Amendment No. 3 to Schedule 13E-3 and incorporated herein by reference.

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INTRODUCTION
SIGNATURE
EXHIBIT INDEX